Free Writing Prospectus

Filed Pursuant to Rule 433

Registration No. 333-165057

October 27, 2010

The world gold market is active with annual demand averaging 4,034 tonnes1 over the 10 years ending December 31, 2009. Key market participants include:

•	Mining companies and producers, including scrap merchants and recyclers;

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Bullion banks, which may offer services such as physical gold purchases and sales, hedging and risk management, inventory management for industrial users and consumers, and gold deposit and loan instruments;

•	Central banks, such as the US Treasury, which hold gold bullion as a reserve currency;

•	Professional and private investors, such as large hedge and mutual funds, day traders on futures exchanges, and retail-level coin collectors; and

•	Commercial and industrial users, such as the jewelry, electronics and dental industries.

Virtually all the gold that has ever been mined still exists today in one form or another. It is estimated that existing “above-ground” stocks of gold (gold that has already been mined) amounted to 165,600 tonnes at the end of 2009, spread across multiple sources as shown on this slide.

Jewelry and central banks have historically been the largest stores of gold. However, private investments, through physical bullion and investment products, have become increasingly important. Indeed, during 2009, investor demand exceeded jewelry demand for the first time since 1980.2

1.	One “tonne” is equivalent to one metric ton, which is equivalent to 1,000 kilograms or 32,150.7465 troy ounces.
2.	Source: GFMS, Gold Survey 2010. GFMS Limited is an independent precious metals research organization based in London.

Many factors influence the price of gold. Central banks have historically held large positions in gold; as a result, announcements and activities by those banks have influenced the supply and demand of gold. Fluctuations in the value of the US dollar, political uncertainties and economic concerns around the world, hedging activities by gold producers, and trading activities of speculators also help drive the price of gold. This slide illustrates how the price of gold has changed in response to global and economic events since the US dollar was decoupled from gold and the price of gold was allowed to free float.

Gold is a physical asset that is accumulated, rather than consumed. This differentiates it from investment assets such as equities and fixed income instruments (which are claims on future cash flows), other commodities such as oil (which are consumed), and paper money (which can be more easily destroyed). These traits are among the reasons why gold may perform differently than other investments.

There are several ways that investors may use gold as part of a larger investment strategy.

•	Potential “safe haven” during political or economic uncertainty

•	Portfolio diversifier over both long- and short-term horizons

•	Inflation hedge and store of value

•	Hedge against a devaluing dollar

This graph illustrates how gold has historically maintained its value during times of economic or political uncertainty. Investors have also often retreated to gold when equity markets are struggling. As the chart shows, gold exhibited positive performance during four of the five worst quarters of the S&P 500® Index’s performance since 1973. In addition, gold exhibited positive performance during seven of the ten worst quarters in the S&P 500 ® Index’s performance since 1973.1

During these periods of market dislocation, gold has offered investors a safe haven and store of value.

1.	Sources: Bloomberg, BlackRock, as of 4/30/10.

Many investors today already diversify their portfolios across styles, sectors and geographies. By including new asset classes that have low historical correlation to asset classes that are currently in their portfolio, investors can help further reduce portfolio volatility. Additional sources of diversification can be particularly helpful when equity correlations around the globe rise, as they did during the 2008 credit crisis.

Gold has historically shown little to no correlation to major asset classes, including commodities.

While the price of gold is volatile, gold has historically displayed lower volatility than major asset classes over both long and short time periods. Because gold has historically shown low correlation to other major asset classes and lower volatility than them, a small allocation to gold may help improve the risk/return trade-off of investment portfolios.

Because gold has historically shown low correlation to other major asset classes and lower volatility than them, a small allocation to gold may help improve the risk/return trade-off of investment portfolios.

This slide illustrates the historical impact of varying gold allocations on portfolio risk and return. The “no gold” portfolio in this example is allocated 60% to global equities and 40% to US fixed income. As the allocation to gold increased, portfolio volatility fell—a result of gold’s relatively lower historical volatility and its low historical correlation with other asset classes. (While portfolio return also rose as the allocation to gold increased, this performance is time-period dependent and may not persist over different analysis periods.) In conclusion, the analysis shows that even a small 5% allocation to gold proved beneficial for a portfolio’s risk-return profile.

Rising inflation can be a result of two drivers, both of which may have an effect on the price of gold. Inflation can be the result of economic prosperity, in which case increased consumer wealth may drive an increased demand for luxury goods such as jewelry. In addition, inflation may be caused by relaxing monetary policy and increased money supply under times of economic distress. In this case, the price of gold may rise as investors seek to protect their wealth during economic uncertainty.

As this chart shows, gold’s price has generally moved as inflation changed, making it a potential hedge against inflation concerns.

The US dollar is widely viewed as the world’s main trading currency. Gold has historically been regarded as a good hedge when the dollar weakens relative to other currencies.

This chart shows the historical relationship between the price of gold and the US Dollar Index. The US Dollar Index is a measure of the value of the US dollar relative to a basket of foreign currencies. When the US Dollar Index is positive, it indicates a strengthening US dollar. As this slide shows, a strengthening US dollar has historically been negatively correlated with gold.

Historically, investors looking to add gold to their portfolios had three primary options to choose from.

Physical gold

Holding bullion, jewelry, coins and gold certificates provides pure access to gold. These forms of gold exposure, however, generally are not as liquid as holding a security (like a stock or futures contract) and may be impractical or costly to store, buy and/or secure.

Derivatives and future contracts

Derivatives and future contracts have predominantly been limited to large institutional investors with the resources and experience to administer these positions themselves.

Investments in the equities of mining stocks or in precious metal mutual funds

Prior to the introduction of exchange traded products, mutual funds presented the most viable option for individual investors or small institutions seeking to invest in gold because mutual funds provide convenient access to gold-linked investments at generally reasonable costs and low investment minimums. There are approximately 21 mutual funds encompassing over $27.1 billion in assets providing exposure to gold.5 Investing in the equities of mining companies, however, provides imprecise exposure to gold given that mining companies may hedge their exposure to the price of gold. The five-year average correlation of precious metal mutual funds to the gold spot price is 0.75, while the five-year average correlation of precious metal mutual funds to the S&P 500® Index is 0.41.6

5.	Source: Morningstar, as of 9/30/10.
6.	Source: Morningstar, as of 3/31/10.

Exchange traded products represent a recent innovation for accessing the gold market. These investment vehicles typically offer the ability for investors to buy and sell their investment in gold through a brokerage account. Within exchange traded products, there are several approaches for delivering gold exposure.

Equities

These products typically gain exposure by investing in equities tied to the gold market, such as gold mining companies. These products typically have less historical correlation to gold and higher historical correlation to the equity market than products holding physical gold or investing in gold futures.

Gold-based futures

These products hold gold futures contracts and typically roll those forward as necessary to avoid taking physical delivery of gold. While these products are more directly linked to the price of gold, they may diverge from the actual spot price of gold because of the roll costs associated with accessing gold via the futures market.

Physical gold

These exchange traded products, usually structured as trusts, offer investors participation in a trust that holds actual physical gold bullion. Because they hold physical gold, these products offer the most direct access to the current price of gold

As of 9/30/10, there were 11 gold exchange traded products representing $70.2 billion in assets. Of those products, only 3 track and hold actual physical gold bullion. The remainder use equities or derivatives.

The iShares Gold Trust (“Trust”) seeks to correspond generally to the day-to-day movement of the price of gold bullion. The objective of the Trust is for the value to reflect, at any given time, the price of gold owned by the Trust at that time, less the expenses and liabilities of the Trust.

•Backed by Physical Gold: The shares are backed by gold, identified on the custodian’s books as property of the Trust and held by the custodian in vaults in the vicinity of New York, Toronto, London and other locations. The Trust is the first US-listed gold ETF to have Trust assets fully allocated every business day before any new shares are issued.

•Accessible: Investors may purchase and sell shares through traditional brokerage accounts. The shares are listed and trade on NYSE Arca and are available to be bought or sold throughout the trading day.

•Cost Efficient: Shares of the Trust may represent a cost-efficient alternative to investments in gold for investors not otherwise in a position to participate directly in the market for physical gold.

•Transparent: Price, NAV and holding amounts of gold are available daily on iShares.com. Vault inspections are conducted twice a year and inspection certificates are available on iShares.com.

Do physically backed gold ETFs reflect the price of gold? This example shows that the iShares Gold Trust has historically reflected the price of gold.

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